UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SRA International, Inc.

(Name of Issuer)

Class A Common Stock, $.004 par value per share

(Title of Class of Securities)

78464R 10 5 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78464R 10 5	Page 2 of 5

1.	Names of Reporting Persons I.R.S. Identification No. of above person (entities only) Ernst Volgenau

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐ Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6,817,817 (1) 6. Shared Voting Power 278,001 (2) 7. Sole Dispositive Power 6,817,817 8. Shared Dispositive Power 278,001 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,095,818 (1)(2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 29.6%

12.	Type of Reporting Person IN

CUSIP No. 78464R 10 5	Page 3 of 5

Item 1.	(a)	Name of Issuer: SRA International, Inc.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices: SRA International, Inc. 4350 Fair Lakes Court Fairfax, VA 22033

Item 2.	(a)	Name of Person Filing: Ernst Volgenau

Item 2.	(b)	Address of Principal Business Office or, if none, Residence: c/o SRA International, Inc. 4350 Fair Lakes Court Fairfax, VA 22033

Item 2.	(c)	Citizenship: United States

Item 2.	(d)	Title of Class of Securities: Class A Common Stock, $.004 par value per share

Item 2.	(e)	CUSIP Number: 78464R 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.	Ownership.

	(a)	Amount beneficially owned: 7,095,818 (1)(2)

	(b)	Percent of class: 29.6%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 6,817,817 (1)

		(ii)	Shared power to vote or to direct the vote: 278,001 (2)

		(iii)	Sole power to dispose or to direct the disposition of: 6,817,817

		(iv)	Shared power to dispose or to direct the disposition of: 278,001 (2)

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

CUSIP No. 78464R 10 5	Page 4 of 5

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certifications. Not applicable

(1) Includes 6,708,270 shares of the issuer’s Class B Common Stock, each share of which entitles its holder to ten votes. Each share of the issuer’s Class A Common Stock entitles its holder to one vote. Accordingly, the shares reported as beneficially owned by Dr. Volgenau represent 67.7% of the combined voting power of the issuer’s Class A and Class B Common Stock as of December 31, 2003.

(2) Includes 278,001 shares of Class A Common Stock held by a grantor retained annuity trust for the benefit of members of Dr. Volgenau’s family of which Dr. Volgenau’s wife is a trustee.

CUSIP No. 78464R 10 5	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004	/s/ Ernst Volgenau

Ernst Volgenau